FORM 51-102F3

Material Change Report

Item 1:	Name and Address of Company:

Pacific North West Capital Corp. , 2303 West 41st Avenue , Vancouver, BC, V6M 2A3

Item 2:	Date of Material Change:

September 26, 2011.

Item 3:	News Release:

A news release dated & issued on September 26, 2011 was disseminated through Canada News Wire.

Item 4:	Summary of Material Change:

Pacific North West Capital Corp. (TSX: PFN; OTCQX: PAWEF; Frankfurt: P7J.F) (“PFN” or “the Company”) announces that it has today received a commencement notice from Next Gen Metals Inc. for the option on the Destiny Gold Project and that the Company has filed an Early Warning Report on SEDAR at www.sedar.com.

Item 5:	Full Description of Material Change:

The Company today announced that, further to PFN's news release August 8, 2011, regulatory and shareholder approvals have been received and the Letter Agreement (“LA”) which grants Next Gen Metals Inc. (“Next Gen”) (TSX.V:N) an option ("Option") to acquire PFN's 60% earn-in interest ("Option Interest") in the Destiny Gold Project located in Abitibi-Témiscamingue region of Québec, which Option Interest had been granted to the Company pursuant to an agreement with Alto Ventures Ltd. (“Alto”) (TSX.V:ATV), has now closed. The terms of the LA, as set out in the August 8, 2011 news release, remain the same.

See news release dated September 26, 2011, attached hereto as Schedule “A” and the Early Warning Report, both filed on SEDAR at www.sedar.com.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

Item 7:	Omitted Information

Not Applicable

Item 8:	Executive Officer

Linda Holmes, Corporate Secretary Telephone: 250-404-0310 Facsimile: 604-685-6550

Item 9:	Date of Report

September 26, 2011